May 15, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re: Interactive Motorsports and Entertainment Corp.
    Form 10-KSB for the year ended December 31, 2004
    File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated April 24, 2006. I have authorized David Johnson of our company to prepare the company's response to your inquiries in the space below.

Question:

We considered your response in your letter dated March 23, 2006. In light of the provisions in your asset purchase and management agreements highlighted in our March 1, 2006 letter, we are unable to agree with your conclusion that you do not retain substantial risks of ownership related to the sale of your race car simulators to RCSC. As such, please restate your financial statements to account for this transaction as a borrowing in accordance with the guidance provided in paragraphs 21-22 of SFAS13. In this regard, please also revise your revenue recognition policy with respect to sales where you retain substantial risks of ownership and describe your accounting for such arrangements. In addition, please revise your disclosures to also include the terms, conditions and obligations under your asset purchase and management agreement.

Response

The Company respectfully disagrees with your assessment of our purchase and management agreements with respect to the placement of ownership risk. Again, all risks of ownership were transferred to RCSC with the sale. A transfer of title took place, and with it, all the risks of ownership were transferred as well. RCSC recognized the risks involved, and determined a need to mitigate some of the risks of ownership. This mitigation resulted in the execution of the management agreement, whereby the Company would manage some of the ownership risks for the benefit of RCSC. If the risks of ownership were not transferred with the sale, the management agreement would not have been necessary. RCSC continues to bear risks of ownership, including but not limited to, risks related to obsolescence, the cost of applicable property taxes, the risk of incurring losses if expenses are greater than revenues, the risk of default on their debt (if any) in the event cash flow is not sufficient to support their overhead and debt service, and the risk of non-payment of the minimum rental payments due from lessees after the initial three year period has expired.

The Company's management, accounting firm, and legal firm are all strongly in agreement with, and supportive of, our position on this subject.

Question:

In a supplemental response, please explain to us in sufficient detail how you will account for this transaction as a borrowing in accordance with paragraph 22 of SFAS 13. In this regard, please explain to us how you will consider the unconditional guarantee in Section 4.12 of your asset purchase agreement as well as your obligations under Section 1 (a)(ii) of the management agreement in determining the appropriate period over which you will recognize revenue. In your response, please tell us the minimum guarantee under your assigned operating leases and the amounts you plan to reflect in your balance sheet and statement of operations for each period until the debt is fully amortized.

Response

The Company continues to believe that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence with you. In a letter dated June 27, 2005 from David M Walker, Comptroller General of the United States to the Technical Director of the Financial Accounting Standards Board (FASB), Mr. Walker provides the U.S. Government Accountability Office's (GAO) comments to the FASB Exposure Draft entitled The Hierarchy of Generally Accepted Accounting Principles. The Honorable William H. Donaldson, Chairman of the SEC at the time, was copied on the letter.

In his correspondence, Mr. Walker states "We support the FASB's efforts to improve the quality of financial accounting standards and its initiative to move GAAP hierarchy into the accounting literature. ...At the same time, we strongly believe that the standard should also include a requirement for the enterprise to consider fair  presentation,  which is also discussed in SAS 69....We believe fair presentation includes considerations beyond literal compliance with the specific requirements of individual accounting and reporting standards and, consequently, that the enterprise has a responsibility to evaluate financial statement presentation for both (1) conformity with the individual standards and
(2) overall fair presentation. If literal compliance with the individual accounting and financial reporting standards would lead to misleading financial statements and therefore preclude fair presentation, the enterprise should depart from the individual standards to the extent necessary to achieve fair presentation."

Mr. Walker goes on to add "Also, in the context of the Sarbanes Oxley Act of 2002 (Act), the Securities and Exchange Commission staff noted in its August 2002 release on the certification of company reports that management has to accept responsibility for ensuring that the financial information provided to investors fairly presents the Company's financial position, results of operation, and cash flows. The SEC stated that it believes that fair presentation, as used in managements annual and quarterly certifications, was intended to "provide assurances that the financial information disclosed in a report, viewed in its entirety, meets a standard of overall material accuracy and completeness that is broader than the financial reporting requirements under generally accepted accounting principles."

In order to fully understand the implications of restating our financials statements to account for our Race Car Simulation Corporation transactions as a borrowing rather an asset sale as you have suggested that we do, we are attaching, as Exhibit A, restated financials for 2004 and 2005, as a three year borrowing. The minimum guarantees under the assigned operating leases have been utilized in the borrowing amortization schedule to determine debt principle reduction and interest expense. We chose three years because of your comments regarding our guarantees from the revenue share agreements during this limited time period. Taking into account the above requirement for fair presentation, we raise the question of whether it is fair to represent, for example, that our net income for the period ending December 31, 2005 improves from our currently stated net loss of $560,400 to a $218,877 net profit, a gain of $779,277. Or, for example, is it fair to present on our balance sheet the 44 simulators that we sold to RCSC and the related asset and liability values, depreciation and deferred revenue? Will a financial analysis of IMTS for 2005, 2006 and 2007 be skewed by this presentation of our assets, liabilities and net profits?

The Company's management, accounting firm, and legal firm are all concerned that presenting the RCSC transaction as a borrowing rather than an asset purchase may not be a fair presentation of the Company's financials.

Question:

We have considered your response to comments 3-5 in your letter dated December 29, 2005. We are unable to agree with your conclusion that your accounting for the sale of simulators is in the scope of SOP 81-1. Your arrangements appear to meet the criteria of the first bullet of paragraph 14 of SOP 81-1 relating to sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers' specifications. As such, please revise your accounting or further explain to us why you feel your sales are in the scope of SOP 81-1. In this regard, please also tell us how you considered the accounting used by your competitors or similar companies who are also reporting companies. Finally, please summarize the impact on your historical financial statement for the years ended December 31, 2005 and 2004 and interim periods, if you had applied SAB 104 rather than SOP 81-1 in recognizing revenue.

Response

The Company respectfully disagrees with your conclusion regarding its accounting for the sale of simulators under the percentage-of-completion method. The simulators are built to meet the buyers' specifications as stipulated in their contract with the Company. The buyer pays for its simulators in installments. The first installment is typically received prior to ordering parts and assembling the simulators and the second installment is received upon installation of the simulators on the buyers' site. The cost to build and install simulators is tracked by individual contracts, thus these costs can be traced to the contracts three phases of development, the simulator assembly phase, the purchase of ancillary site equipment, and the installation phase. The Company uses the percent-of-completion method to account for simulator revenue and cost upon completion of each phase. The typical contract will span a six month period from inception to completion. When the units are built and all ancillary equipment is ready for shipment to the buyer the Company recognizes 72% of the projected cost and revenue in that period. The remaining 28% of the cost and revenue is recognized at the completion of the contract. The Company believes that doing otherwise will not provide a fair presentation of its financial position.

The Company has reviewed the practice of other businesses that develop and build electronic equipment to customer specifications. One such company is Fonar Corporation. Fonar designs and builds scanners for use in hospitals and medical offices. As stated in their 10-K, "Revenues on sales contracts for scanners is recognized under the percentage-of-completion method. The Company manufactures its scanners under specific contracts that provide for progress payments. Production and installation take approximately six months. The percentage-of-completion is determined by the ratio of costs incurred to date on completed sub-assemblies to total estimated cost for each scanner. Contract costs include purchased parts and components, direct labor and overhead." The Company believes that its operations and those of Fonar are similar and based its policy of revenue recognition under the percentage-of-completion method on these similarities and those of other business in like circumstances.

Furthermore, the Company believes that it has met all of the criteria to realize its revenue because (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured.

The Company believes that it has correctly accounted for the sale of its simulators under the percentage-of-completion method allowing for the fair presentation of its financial position. If the Company were to agree to restate its financial statements and report earnings under the completed contract method under SAB 104, its net results would decrease the revenues of the Company and understate earnings in 2005 by $68,289 (Exhibit B). The Company does not believe that this would be a fair presentation of its financial.


Question:

Notwithstanding our comment above, please tell us how you determined in your response to comment 4 in your letter dated December 29, 2005 that using an output measure, such as units delivered, "would most likely yield results that would not differ materially from the system" you are currently using in light of the methodology you have disclosed to us in response to comment 5. Please also provide us with an analysis of consideration given to using an output measure, such as units delivered, in determining the appropriate method.

Response

The Company believes that the input method is an accurate measure of its production activity. The assumption is that a relationship exists between the input and the production activity. The labor and cost attributed to the simulators, ancillary equipment, and installation are contract specific as is the associated revenue. A contract with the customer is typically completed within six months and the Company maintains that the cost-to-cost method is an accurate determination of the recognition of revenue and cost under the percentage of completion method.

The Company's stance on the output method to measure the percentage of completion is that this method is more applicable to those businesses whose production is greater in numbers and whose conracts are longer than six months to fruition. For example, companies involved in the construction of buildings and highways, production in tons, or the mass production units will use the output method.

Because the Company's contracts are typically relatively short (six month duration) the use of the input method will not vary significantly from the output method of revenue recognition. Again, the Company recognizes revenue and cost of one of the three phases of the contract. Tracking of cost (input cost) to assemble our simulators is unit specific and recognizing that cost in the "phase" of contract completion would not vary from the units produced (output) method because the cost would be the same.

Again, our use of a cost to cost approach came from our need to use systems and infrastructure already in place to determine the percentage of completion of each of our projects. We are a small company, and as such, our resources are very limited. Developing, measuring and tracking a parallel system to one which we already have in place based on something other than cost would require valuable resources that we just do not have, and would most likely yield results that would not differ materially with the system we already have in place.


                                     * * * *

Please feel free to call me or David Johnson if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,

William R. Donaldson
Chief Executive Officer and Chief Financial Officer

EXHIBIT A
---------

INTERACTIVE MOTORSPORTS AND ENTERTAINMENT CORP.
Restated Financials - 3YR



                                       YTD             YTD             YTD             YTD             YTD
 BALANCE SHEET                     12/31/2004       3/31/2005       6/30/2005       9/30/2005      12/31/2005
-----------------------------------------------    ------------------------------------------------------------

              ASSETS

 Current Assets
 Cash                               1,334,673         455,138         349,084          87,408         353,180
 Accounts Receivable                  428,726         594,330         633,501         616,740         212,156
 Inventory                            259,931         470,690         357,277         322,992         208,453
 Prepaid Insurance                     35,490          33,511           7,580          44,541          73,314
 Notes Receivable - Current                 -               -               -               -           2,961
                                   ------------    ------------    ------------    ------------    ------------

 Total Current Assets               2,058,820       1,553,669       1,347,442       1,071,681         850,064

 Property and Equipment
 Total Property and Equipment,
   Net                                823,238         784,956         835,400         864,973         827,976

 Other Assets
 Deposits                              42,001          43,401          33,471          33,471          28,471
 Other Intangible Assets, Net          11,599           5,416           4,192           2,967           1,742
 Notes Receivable - LT                      -               -               -               -         309,039
                                   ------------    ------------    ------------    ------------    ------------

 Total Other Assets                    53,600          48,817          37,663          36,438         339,252
                                   ------------    ------------    ------------    ------------    ------------


 Total Assets                       2,935,658       2,387,442       2,220,505       1,973,092       2,017,291
                                   ============    ============    ============    ============    ============


     LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                     418,815         619,621         549,897         728,814         925,761
 Accrued Payroll Expense               67,385          26,019          35,722          23,556          56,438
 Accrued Sales Tax Payable             26,722          15,999          14,794           9,972          12,017
 Gift Cert. & Customer Deposits        42,888          40,556          39,200          40,676          22,624
 Deposits on Simulator Sales        1,573,978       1,328,468       1,190,729       1,116,191       1,257,101
 Accrued Liabilities                1,158,929       1,110,471         941,158         985,204         379,820
 Deferred Revenue                     209,013          77,660         123,557         111,557         118,715
 Dolphin Borrowing                  1,536,600       2,174,532       1,825,032         979,491         737,782
 Notes Payable - Related parties      186,537         196,000         196,000         196,000         146,000
 Notes payable - ST                 1,061,651         644,000       1,085,621         685,340         681,223
                                   ------------    ------------    ------------    ------------    ------------

 Total Current Liabilities          6,282,518       6,233,326       6,001,710       4,876,801       4,337,482

 Current Liabilities
 Notes payable - LT                         -               -               -               -         122,500


 Total Liabilities                  6,282,518       6,233,326       6,001,710       4,876,801       4,459,982

 Shareholders Equity
 Common Stock                           8,772           8,772           8,872           9,282           9,377
 Additional Paid in Capital         4,675,583       4,730,816       4,839,985       5,167,575       5,360,270
 Retained Earnings                 (6,434,655)     (7,903,945)     (7,903,944)     (7,903,944)     (8,031,215)
 Net Income                        (1,596,560)       (681,527)       (726,118)       (176,622)        218,877
                                   ------------    ------------    ------------    ------------    ------------


 Total Shareholders Equity         (3,346,860)     (3,845,884)     (3,781,205)     (2,903,709)     (2,442,691)
                                   ------------    ------------    ------------    ------------    ------------


 Total Liabilities & Equity         2,935,658       2,387,442       2,220,505       1,973,092       2,017,291
                                   ============    ============    ============    ============    ============


EXHIBIT A
---------

INTERACTIVE MOTORSPORTS AND ENTERTAINMENT CORP.
Restated Financials - 3YR (cont.)


                                            YTD             YTD             YTD             YTD              YTD
 INCOME STATEMENT                       12/31/2004       3/31/2005       6/30/2005       9/30/2005       12/31/2005
----------------------------------------------------    -------------------------------------------------------------
 Revenues
 Company Store Sales                      4,236,350       648,134         1,216,628       1,873,172       2,386,209
 Revenue Share Sales                        975,296       266,194           343,703         423,660         581,145
 Simulator Leases                           262,500             -            19,000          38,000          57,000
 Sales of Simulator Systems               1,470,417       761,106         1,225,801       1,436,339       2,389,165
 Dolphins Sales                          (1,536,600)     (523,500)         (151,667)        712,833         977,333
 Special Event Sales                              -             -                 -               -               -
                                        ------------    ------------    ------------     -----------     -----------

 Total Revenues                           5,407,963     1,151,934         2,653,465       4,484,004       6,390,852

 Cost of Sales
 COGS - Merchandise                         279,519        57,622           108,932         123,097         115,972
 Group Sales Expenses                        18,749         3,661             5,463           6,671          12,645
 COGS - Sale of Simulators                  127,165       346,549           542,788         645,914         851,214
 COGS - Special Events                            -             -                 -               -               -
 Inv. Adjustments                                 -             -           (10,257)        (10,257)              -
                                        ------------    ------------    ------------     -----------     -----------

 Total Cost of Sales                        425,433       407,832           646,926         765,425         979,831
                                        ------------    ------------    ------------     -----------     -----------


 Gross Profit                             4,982,530       744,102         2,006,539       3,718,579       5,411,021
                                        ------------    ------------    ------------     -----------     -----------
 General & Admin Expenses
 Payroll Related Expenses                 2,920,426       521,671         1,032,991       1,534,437       1,995,651
 Occupancy Expenses                       1,558,870       301,959           614,098         897,037       1,161,423
 Other Operating Expenses                 1,745,377       401,245           836,834       1,148,252       1,677,400
 Gain on Extinguishment of Debt                   -             -                 -               -               -
                                        ------------    ------------    ------------     -----------     -----------

 Total Operating Expenses                 6,224,673     1,224,874         2,483,923       3,579,726       4,834,474

 Operating Profit (Loss)                 (1,242,143)     (480,772)         (477,384)        138,854         576,548
                                        ------------    ------------    ------------     -----------     -----------

 Interest Expense                          (404,746)      (86,323)         (111,969)       (159,752)       (205,719)
 Interest - Dolphin                               -      (114,432)         (136,765)       (155,724)       (178,516)
 Gain on extinguishments of debt             50,329             -                 -               -          26,564
                                        ------------    ------------    ------------     -----------     -----------

 Net Income (Loss)                       (1,596,560)     (681,527)         (726,118)       (176,622)        218,877
                                        ============    ============    ============     ===========     ===========

 Income (loss) per share                         (0)           (0)               (0)             (0)             (0)

 Weighted average shares outstanding     85,900,541    87,715,910         88,265,361     91,707,780      90,278,841






EXHIBIT B
---------

Net affect on revenue if restating financial statement under the completed contract method.


   Net increase (decrease) on Income

               12/31/2004   3/31/2005    6/30/2005    9/30/2005    12/31/2005
               ----------   ---------    ---------    ---------    ----------
   Quarterly           0    (345,197)     284,104      (107,412)      100,216
   Year-to-date        0    (345,197)     (61,093)     (168,505)      (68,289)